UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47039

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23   AND ENDING 12/31/23
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sprott Global Resource Investments, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1910 Palomar Point Way, Suite 200
_____
                              (No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Sath	437-522-8235	msath@sprott.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
_____
              (Name – if individual, state last, first, and middle name)

Bay Adelaide Centre, 333 Bay Street, Suite 4600	Toronto	ON, Canada	M5H2S5
(Address)	(City)	(State)	(Zip Code)

                                                        85

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michelle Sath_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Sprott Global Resource Investments, Ltd._____, as of __12/31_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

FINOP

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

**STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTARY INFORMATION**

[Expressed in U.S. Dollars]

**WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

YEAR ENDED DECEMBER 31, 2023

.



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Partners and the Board of Directors of Sprott Global Resource Investments, Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sprott Global Resource Investments, Ltd. (the Partnership) as of December 31, 2023 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Partnership's auditor since 2016.

Toronto, Canada
March 25, 2024

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 2,747,705
Cash and cash equivalents at clearing broker	1,548,296
Securities owned, at fair value (Note 3)	70,758
Commissions receivable	39,624
Receivable from affiliates (Note 4)	1,469,734
Furniture, equipment and leasehold improvements,	
net of accumulated depreciation of $1,175,979	52,477
Other assets	422,529
Total assets	**$ 6,351,123**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:

Commissions and salaries payable	$ 263,302
Accrued expenses and other liabilities	318,067
Payable to affiliates (Note 4)	499,892
Total liabilities	1,081,261

PARTNERS' CAPITAL:

General partner	$ 52,700
Limited partner	$ 5,217,162
Total partners' capital	5,269,862
Total liabilities and partners' capital	**$ 6,351,123**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Sprott Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is SGRIL Holdings, Inc. ("SGRIL Holdings"). The Partnership generates the majority of its business from the United States and substantially all of the Partnership's assets are located in the United States.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the customer protection - reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker, RBC Capital Markets, LLC ("RBC CM" or "clearing broker") on a fully disclosed basis. As at December 31, 2023, the clearing broker also acts as its custodian for the Partnership's proprietary investments. RBC CM is registered with the SEC and is a member of FINRA; as a result, it is required to maintain minimum levels of regulatory capital at all times. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

The Partnership and other affiliated entities are under common ownership and management control of Sprott Inc. ("SII"). The existence of this control could result in the Partnership's operating results or financial position being significantly different from those that would have been obtained if the Partnership were autonomous.

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. The significant accounting policies are outlined below.

Securities Valuation and Revenue Recognition

The Partnership records revenue from traditional commission-based brokerage services provided to its clients on a trade-date basis and includes commissions revenue.

Corporate finance advisory revenue is recorded when the underlying transaction is substantially completed under the terms of the engagement and is included in commissions revenue. A portion of this revenue may be received in the form of derivative instruments, such as warrants, whereby management may determine to hold for an extended period of time should future appreciation be probable. Derivative instruments are reported in securities owned on the statement of financial condition.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

<u>**Securities Valuation and Revenue Recognition**</u> *(continued)*

The Partnership records its securities owned on a trade-date basis. Realized and unrealized changes in fair value are recorded as Investment and trading in the statement of income in the year the changes occur.

Expenses related to commissions revenue and investment and trading costs are recorded on a trade-date basis.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
        (continued)

<u>*Securities Valuation and Revenue Recognition*</u> *(continued)*

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at the bid price on the last business day of the year.

Over-the-counter ("OTC") contracts have market prices that can be observed in the marketplace. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported market price. These securities are included in Level 1 of the fair value hierarchy for actively traded markets and Level 2 of the fair value hierarchy for markets that are not actively traded.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Securities Valuation and Revenue Recognition *(continued)*

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments may include investments in private companies which can consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These non-public securities are included in Level 3 of the fair value hierarchy.

Transfers between the fair value hierarchy levels are determined using the fair value on the actual date of circumstance that caused the transfer.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as interest and other income in the statement of income.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight line basis over the life of the lease term.

Profit and Loss Allocations

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership, dated September 27, 1993. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Stock-based Compensation

On June 2, 2011, the Partnership adopted an Equity Incentive Plan ("EIP") for its US employees. The Partnership may allocate common shares of its ultimate shareholder, SII, to employees as either (i) restricted stock, (ii) unrestricted stock or (iii) restricted stock units ("RSUs"), the resulting common shares of which will be issued from the treasury of SII.

The Partnership uses the fair value method to account for equity settled share-based payments with employees. Compensation expense is determined using the closing price of SII stock on the day the RSU is granted and is recognized over the vesting period with a corresponding increase to partners' capital. RSUs vest in installments which require a graded vesting methodology to account for these share-based awards. On the conversion of the RSUs to common stock, SII issues the capital stock on behalf of the partnership.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Income Taxes

The financial statements do not include a provision for United States federal, state or local income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

New accounting standards

The Partnership monitors new standards, amendments to standards and interpretations, which are relevant to the partnership. The Partnership did not adopt any new accounting standards for the year ended December 31, 2023.

NOTE 2 -   *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2023, the Partnership had net capital and net capital requirements of $3,226,935 and $250,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.34 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   *FAIR VALUE MEASUREMENTS*

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value and its categorization in the fair value hierarchy as of December 31, 2023:

	Level 1	Level 2	Level 3	Balance as of December 31, 2023
Assets:				
Public equities	$ 26,584	—	—	26,584
Common share purchase warrants	—	44,074	100	44,174
Securities owned, at fair value	**$ 26,584**	**$ 44,074**	**$ 100**	**$ 70,758**

During the year ended December 31, 2023, $Nil was transferred between Level 2 and Level 1 and $Nil was transferred from Level 2 to Level 3 due to the impact on historical volatility of the underlying security on the fair value of warrants.

To assess the valuation of its level 3 securities, the Partnership uses pricing models such as Black-Scholes, and incorporates all available market observable inputs, as well as historical volatility. A 10% change in the significant unobservable input (volatility) would lead to an impact of $53 on net income.

NOTE 4 -   *RELATED PARTY TRANSACTIONS*

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC") through common ownership. RCIC is the general partner of 2 investment partnerships: Exploration Capital Partners 2014 Limited Partnership ("Exploration") and Natural Resource Income Investing Limited Partnership. For the year ended December 31, 2023, RCIC reimbursed the Partnership $295,322 for its portion of selling, general, administration and compensation overhead. As of December 31, 2023, the Partnership has a receivable from RCIC for $81,714 and a payable of $74.

The Partnership receives fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2023, the Partnership received $56,488 in commissions and trading fees from the investment partnerships.

The Partnership is also affiliated with Sprott Asset Management USA ("SAM USA") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2023, the Partnership earned $1,193,298 for the performance of such services and had a receivable from SAM USA of $718,034 of which $334,283 relates to salaries paid on behalf of SAM USA, $103,198 relates to back office management and $280,553 relates to administrative services. As of December 31, 2023, the Partnership had a payable to SAM USA of $105,417 for fees received from the clearing broker related to management fees earned by SAM USA.

The Partnership pays the general partner a management fee of $3,000 each calendar quarter. For the year ended December 31, 2023, the Partnership paid management fees of $12,000 of which $2,000 remained payable to SGRIL Holdings at December 31, 2023.

The Partnership is affiliated with SII. The Partnership is charged certain expenses by SII and subsequently reimburses these costs to SII. For the year ended December 31, 2023, the Partnership was charged $119,427 of head office costs and had a payable to SII of $106,041. The Partnership also recovers expenses from SII for general, administration and compensation overheads. For the year ended December 31, 2023, the Partnership paid $245,534 on SII's behalf of which $245,534 is receivable at year end.

The Partnership is also affiliated with Sprott Asset Management LP ("SAM"), a subsidiary of SII. In the normal course of business, SAM and the Partnership incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2023, the Partnership incurred $658,521 of costs on behalf of SAM while SAM incurred costs of $45,461 on behalf of the Partnership. As of December 31, 2023, the Partnership has a payable of $9,625 to SAM and a receivable of $114,933.

The Partnership is affiliated with Sprott Resource Lending Partnership ("SRLP"), a subsidiary of SII. In the normal course of business, SRLP and the Partnership may incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2023, the Partnership incurred $147,518 of costs on behalf of SRLP while SRLP incurred costs of $27,121 on behalf of the Partnership. As of December 31, 2023, the Partnership has a receivable of $47,900 and payable of $8,829.

In the normal course of business, the Partnership and other subsidiaries of SII may incur expenses on each other's behalf which are reimbursed on a periodic basis.

As of December 31, 2023, the Partnership has additional receivables from wholly-owned subsidiaries of SII as follows:

	December 31, 2023
Sprott Consulting LP	$ 11,951
Sprott Resource Lending Corp	187,730
Sprott US Holding	17,583
Sprott Royalty & Streaming Corp	34,970
Sprott Canada Holding Inc	9,385

As of December 31, 2023, the Partnership has additional payables to wholly-owned subsidiaries of SII as follows:

	December 31, 2023
Sprott Resource Lending Corp.	$ 15,986
Sprott Canada Holding Inc	250,913
Sprott US Holding	1,007

NOTE 5 -   *SUBSEQUENT EVENTS*

The Partnership has performed an evaluation of subsequent events that have occurred subsequent to the statement of financial condition date and through to March 25, 2024 which is the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments in these financial statements.

SUPPLEMENTARY INFORMATION

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Partners' capital	$	**5,269,862**
LESS		
Nonallowable assets:		
Petty cash		649
Furniture, equipment and leasehold improvements, net		52,477
Other assets		422,529
Receivable from affiliates		1,469,734
Securities owned		70,758
Total non-allowable assets		2,016,147
Net capital before haircuts on securities and money market accounts		3,253,715
Haircuts on foreign currency holdings		249
Haircuts on money market accounts		26,531
NET CAPITAL		3,226,935
Minimum requirements of 6-2/3% of aggregate indebtedness of $72,084 or $250,000, whichever is greater		250,000
Excess net capital	**$**	**2,976,935**
AGGREGATE INDEBTEDNESS:		
Commissions and salaries payable	$	263,302
Accrued expenses and other liabilities		318,067
Payable to affiliates		499,892
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1,081,261**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.34 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Partnership on January 24, 2024 with the unaudited Form X-17A-5 as of December 31, 2023.

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
SCHEDULE II - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

<u>DECEMBER 31, 2023</u>

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of that Rule.



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Sprott Global Resource Investments, Ltd.:

We have reviewed management's statements, included in the accompanying Sprott Global Resource Investments, Ltd.'s Exemption Report (the Exemption Report), in which (1) Sprott Global Resource Investments, Ltd. (the Partnership) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Partnership stated that it met the identified exemption provisions throughout the year ended December 31, 2023, without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 25, 2024



Sprott Global Resource Investments, Ltd.'s Exemption Report

March 21, 2024

Sprott Global Resource Investments, Ltd. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Partnership states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1, 2023 to December 31, 2023, without exception.

Very truly yours,

Sprott Global Resource Investments, Ltd.

Mr. Robert Villaflor
Chief Executive Officer

Ms. Michelle Sath
FINOP



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sprott Global Resource Investments, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Sprott Global Resource Investments, Ltd. (the Partnership) for the year ended December 31, 2023.The Partnership's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Partnership has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Partnership's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries , and noted no differences;

2. compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no difference;



3. compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Partnership to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Partnership and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Partnership and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 25, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
SPROTT GLOBAL RESOURCE INVESTMENTS LTD	8-47039

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 3,407,354.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.	$ 41,814.00	
	h	Add lines 2a through 2g. This is your **total additions**.		$ 41,814.00
3		Add lines 1 and 2h		$ 3,449,168.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 664,699.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 18,813.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 683,512.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 2,765,656.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 4,148.00
9	Current overpayment/credit balance, if any	$ 109.00
10	General assessment from last filed _2023_ SIPC-6 or 6A	$ 2,583.00

11	**a** Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s)	$ 109.00	
	b Any other overpayments applied	$ 0.00	
	c All payments applied for _2023_ SIPC-6 and 6A(s)	$ 2,474.00	
	d Add lines 11a through 11c		$ 2,583.00
12	**LESSER** of line 10 or 11d.		$ 2,583.00
13	**a** Amount from line 8	$ 4,148.00	
	b Amount from line 9	$ 109.00	
	c Amount from line 12	$ 2,583.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 1,456.00
14	Interest (see instructions) for _0_ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 1,456.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-47039	DEA: FINRA	2023	Dec
MEMBER NAME	SPROTT GLOBAL RESOURCE INVESTMENTS LTD		
MAILING ADDRESS	ATTN: GRETCHEN CARTER		
	1910 PALOMAR POINT WAY STE 200		
	CARLSBAD, CA 92008		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

SPROTT GLOBAL RESOURCE INVESTMENTS LTD	Michelle Sath
(Name of SIPC Member)	(Authorized Signatory)
2/29/2024	msath@sprott.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.